UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                          to

Commission File Number: 33-63525

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF ETHYL CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ethyl Corporation

330 South Fourth Street

Richmond, Virginia 23219

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this annual report on Form 11-K and appear immediately after the signature page hereof.

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2002 and December 31, 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule*

Schedule of Net Assets (Held at End of Year), December 31, 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Exhibits. The following exhibits are filed as part of this annual report on Form 11-K:

Exhibit 23.1 -	Consent of PricewaterhouseCoopers LLP.

Exhibit 99.1 -	Certification of Bruce R. Hazelgrove, III Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 -	Certification of David A. Fiorenza Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION

By:	/s/ DAVID A. FIORENZA
David A. Fiorenza
Vice President, Treasurer and Principal Financial Officer, Member of the Master Trust Committee

Dated: June 27, 2003

Report of Independent Auditors

To the Participants and Administrator of the

Savings Plan for the Employees of Ethyl Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of Ethyl Corporation (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Richmond, Virginia

June 23, 2003

Savings Plan for the Employees of Ethyl Corporation

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Cash	$90,984	$49,048
Investments, at fair value (see Note 3)	62,252,715	65,323,033
Receivables
Employee contributions	164,076	—
Employer contributions	74,136	—
Interest and dividends	86,030	89,060

Net assets available for benefits	$62,667,941	$65,461,141

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of Ethyl Corporation

Statement of Changes in Net Assets Available for Benefits

December 31, 2002

Additions to net assets attributed to
Contributions
Employees	$4,404,783
Employer	1,964,440
Investment income—interest and dividends	1,090,552

Total additions	7,459,775

Deductions from net assets attributed to
Benefit payments	(5,943,475)
Net depreciation in fair value of investments (See Note 3)	(4,309,500)

Total deductions	(10,252,975)

Net decrease	(2,793,200)
Net assets available for benefits, December 31, 2001	65,461,141

Net assets available for benefits, December 31, 2002	$62,667,941

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2002

1.	Description of Plan

General

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Trust Company of America was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively “Merrill Lynch” and “ML”).

Contributions

Participants in the Plan may make pre-tax and/or after-tax contributions from 1% to 10% (15% for non-highly compensated employees) of their base pay, as defined in the plan document. Any combination of pre-tax and after-tax contributions are subject to the 10% or 15% limit. Ethyl Corporation (the “Company” or “Ethyl”) contributes 50% of the first 10% of base salary that a participant contributes to the Plan. Contributions made by Ethyl are invested in the Ethyl Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by Ethyl are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Amounts for administering the Plan are borne entirely by Ethyl and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of a) the Company’s contribution and b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Benefit Payments

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

Loans

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. At December 31, 2002 and December 31, 2001, interest rates on participant loans ranged from 5.75% to 10.5% and 7% to 10.5%, respectively, and are determined as of the date of the loan. Principal and interest are paid ratably through payroll deductions.

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2002

Forfeitures

Employees who leave Ethyl before becoming fully vested in Ethyl contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses, and are reflected in the statement of changes in net assets available for benefits during the year in which the forfeitures are applied to Ethyl’s contribution or Plan expenses. At December 31, 2002 and December 31, 2001, the forfeiture balance was $33,990 and $19,901, respectively. There were no forfeitures used to reduce employer contributions during December 31, 2002 and 2001.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Savings Plan for the Employees of Ethyl Corporation (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of changes in assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Security Valuation

Investments are valued as follows:

Merrill Lynch Retirement Preservation Trust	–	investments in commingled trusts with Guaranteed Investment Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (contract value) which approximates fair value. Synthetic investment contracts are stated at the contract book value which approximates amortized cost. Money market instruments and US Government agency obligations are valued at amortized cost.

Mutual funds and Merrill Lynch Equity Index Trust	–	net asset value of shares or units held by the Plan at year-end based on quoted market value of the underlying assets

Common stocks	–	fair value based on the last published year end sales price on the New York Stock Exchange

Loans to participants	–	balances due at cost which approximate fair value

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2002

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net depreciation in the fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	Investments

Participants currently in the Plan may select a program for investment in any of the 9 mutual funds, 2 commingled trust funds, and 3 common stocks, or in any combination thereof. Contributions made by Ethyl are invested in the non-participant directed portion of the Ethyl Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the funds at any time. However, once participants transfer the Company’s contributions from the Ethyl Corporation Common Stock Fund into other funds, these amounts may not be transferred back into this particular fund. The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31 in one or both years:

	2002	2001
Merrill Lynch Equity Index Trust	$17,573,284	$23,097,978
Ethyl Corporation Common Stock *	10,940,678	6,022,656
Albemarle Corporation Common Stock	8,055,783	7,907,079
Merrill Lynch Retirement Presevation Trust	8,395,108	8,546,380
Franklin Small Growth Cap	2,739,945	3,651,348
Merrill Lynch Capital Fund	3,150,650	3,666,559
Davis New York Venture Fund	3,274,610	4,295,204
Pimco Total Return Fund	3,484,436	2,242,787

*	Nonparticipant-directed totals $7,709,451 and $3,995,416 for 2002 and 2001, respectively.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$3,897,149
Mutual Funds	(2,993,065)
Commingled Trust Funds	(5,213,584)

$(4,309,500)

4.	Nonparticipant – Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments in the Ethyl Corporation Common Stock Fund is as follows:

	2002	2001
Net assets
Ethyl Corporation Common Stock Fund	$7,915,111	$4,083,483

	$7,915,111	$4,083,483

Increases in fund assets
Employer’s contributions	$1,964,440
Investment income	1,521
Investment income—net appreciation in fair value of investments	2,171,330

Total additions	4,137,291
Decreases in fund assets
Benefit payments	(172,917)

Net increase prior to transfers	3,964,374
Interfund transfers to participant directed investments	(132,746)

Net increase	$3,831,628

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2002

5.	Tax Status

The U.S. Treasury Department advised the plan administrator on July 7, 1995 that the Plan, as amended and restated effective March 1, 1994, constitutes a qualified trust under Section 401 of the Internal Revenue Code and therefore is exempt from federal income taxes. The Plan was amended and restated effective January 1, 2002. The Plan applied for a new determination letter on March 6, 2002 and received a favorable determination. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Ethyl or for investment income and gains received on such investments.

6.	Plan Termination

Although it has not expressed any intent to do so, Ethyl has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

7.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Investments in the Ethyl Corporation Common Stock Fund represent investments in shares of common stock of Ethyl Corporation, the Plan sponsor. After giving effect to the reverse stock split described in Note 8, purchases of 506,448 and 439,156 shares of Company common stock totalled $2,505,388 and $2,908,045 for the years ended December 31, 2002 and 2001, respectively. Distributions made in and sales of 97,870 and 250,771 shares of Company common stock totalled $1,292,012 and $6,284,397 for the years ended December 31, 2002 and 2001, respectively. The Plan held 1,685,775 shares or $10,940,678 and 1,309,273 shares or $6,022,655 of Company common stock at December 31, 2002 and 2001, respectively.

8.	Reverse Stock Split

Effective July 1, 2002, the Company’s Restated Articles of Incorporation were amended to effect for a 1 for 5 reverse split of the Ethyl Corporation Common Stock, reducing the number of authorized shares of common stock from 400 million to 80 million. Each holder of record was deemed to hold one share of common stock for every five shares held immediately prior to the effective date. The Company made cash payments for fractional shares to holders who had a number of shares not divisible by five. The cash payment was based on the average of the closing price for the common stock on each of the five trading days prior to the effective date and amounted to $4.25 per share. Following the effective date of the reverse split, the par value of the common stock remained at $1 per share.

Savings Plan for the Employees of Ethyl Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 54-011882 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
**	Ethyl Corporation	Common stock, $1.00 par value (1,685,775 shares)	$29,816,538	$10,940,678
	Tredegar Corporation	Common stock, no par value (138,557 shares)		2,078,362
	Albemarle Corporation	Common stock, $.01 par value (283,156 shares)		8,055,783
**	Participant Loans	Loans to participants bearing interest at 5.75% – 10.5%, maturity dates of 1/01/03 – 8/30/06		628,139
**	Merrill Lynch	Retirement Preservation Trust (8,395,108 units)		8,395,108
**	Merrill Lynch	Equity Index Trust (280,499 units)		17,573,284
	PIMCO	Total Return Fund (320,823 units)		3,484,436
**	Merrill Lynch	Capital Fund (141,539 units)		3,150,650
**	Merrill Lynch	Growth Fund (75,437 units)		973,894
	Franklin	Small Cap Growth Fund (124,827 units)		2,739,945
	Ivy	International Fund (30,496 units)		498,618
	Davis	New York Venture Fund (156,381 units)		3,274,610
	Oakmark	International Fund (14,919 units)		195,577
	Van Kampen	Growth and Income Fund (18,444 units)		263,571
	Pending Settlement Fund			60

				$62,252,715

**	Denotes a party in interest to the Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP.

99.1	Certification of Bruce R. Hazelgrove, III Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of David A. Fiorenza Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.